EXHIBIT 12

1.)	Fixed charges

(a) interest expensed and capitalized,

(b) amortized premiums, discounts and capitalized expenses related to indebtedness,

(c) an estimate of the interest within rental expense, and

(d) preference security dividend requirements of consolidated subsidiaries (dividend divided by 1 minus the effective income tax rate)

	2005	2004	2003	2002	2001
(a) interest expensed and capitalized / (b) amortized premiums, discounts and capitalized expenses related to indebtedness

Interest on financing	42.9	45.2	56.9	49.2	51.3
Interest on debentures	41.4	—	—	—	—
Bank charges	17.1	12.2	6.7	8.0	4.2

Total	101.4	57.4	63.6	57.2	55.5

(c) an estimate of the interest within rental expense	—	—	—	—	—

(d) preference security dividend requirements of consolidated subsidiaries minority interest	2.8	5.4	3.6	54.5	73.0

Fixed charges ( B )	104.2	62.8	67.2	111.7	128.5

2.)	Earnings

Add the following:

(a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees,

(b) fixed charges,

(c) amortization of capitalized interest,

(d) distributed income of equity investees, and

(e) your share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges.

From the total of the added items, subtract the following:

(a) interest capitalized,

(b) preference security dividend requirements of consolidated subsidiaries, and

(c) the minority interest in pretax income of subsidiaries that have not incurred fixed charges.

	2005	2004	2003	2002	2001
(a) Income before income and social contribution taxes, equity in earnings (losses) of affiliated companies and minority interest
	329.2	502.9	295.4	349.9	230.8
(b) fixed charges	104.2	62.8	67.2	111.7	128.5
(c) amortization of capitalized interest	—	—	—	—	—
(d) distributed income of equity investees	1.6	—	(0.5)	(1.7)	1.9
(e) your share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges
	—	—	—	—	—
Subtotal	435.0	565.7	362.1	459.9	361.2

(a) interest capitalized	—	—	—	—	—
(b) preference security dividend requirements of consolidated subsidiaries, and	0.7	0.4	0.4	0.4	0.8
(c) the minority interest in pretax income of subsidiaries that have not incurred fixed charges.	—	—	—	—	—

Subtotal	0.7	0.4	0.4	0.4	0.8

Total ( A )	434.3	565.3	361.7	459.5	360.4

	2005	2004	2003	2002	2001
Ratio of Earnings to fixed charges - BRGAAP ( A / B )	4.17x	9.00x	5.38x	4.11x	2.81x